July 12, 2006
Mr. Andrew Schoeffler
Staff Attorney
Securities and Exchange Commission
Washington, DC 20549

RE: URON Form 10-SB, Filed May 25, 2006, File No. 000-52015

Dear Mr. Schoeffler;

In response to your letter dated July 11, 2006, we have the following comments. Our response is keyed to your comment numbers.

1. We have added basic information on URON in the information statement to adequately describe the Company.
2. We have instructed our financial printer to clearly highlight all changes in Amendments one and two. Our sincere apologies for not having done this previously.
3. We have not funded and are not affiliated with any source we site. The information from the cited source can be found via the internet on Foxnews.com and thus should be widely available to the public.
4. We have added the requested disclosure and identified the specific customer.
5. We have added the requested disclosure.
6. We have more fully explained the nature of the proceedings.
7. We have added a risk factor on this major customer.
8. We have revised this risk factor.
9. We have added to our disclosure and given this risk factor its own subheading.
10. We have added an explanation.
11. We have created a separate risk factor for this point.
12. We have revised our disclosure here.
13-14 We have clarified the dates and discussed our capital needs in more detail.
15. We have updated the number of holders.
16. We have added commentary in the footnote as requested.
17. We have revised the disclosure and stated the related party receivable has been paid back in full subsequent to March 31, 2006.
18. We have deleted this cover page.
19. We have deleted the” summary is not complete” reference.
20-22. We have deleted any reference to tax advice or advisor.

Please direct any further questions or comments to the undersigned at 763-504-3051 (phone) or 763-504-3060 (fax).

Sincerely, Steven Bell General Counsel